UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Amendment No. 4

InnSuites Hospitality Trust

(Name of Issuer)

Shares of Beneficial Interest

(Title of Class of Securities)

756125 10 0

(CUSIP Number)

James F. Wirth, 1615 E. Northern Avenue, Suite 102, Phoenix, Arizona 85020

(602) 944-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 756125 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). James F. Wirth

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100,000

	8.	Shared Voting Power 433,513

	9.	Sole Dispositive Power 100,000

	10.	Shared Dispositive Power 433,513

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 533,513

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 24.8%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
(a)	Shares of Beneficial Interest (hereafter “Shares”)
(b)	InnSuites Hospitality Trust (hereafter “IHT”) 1615 E. Northern Avenue Suite 102 Phoenix, Arizona 85020

Item 2.	Identity and Background
(a)	James F. Wirth
(b)	1615 E. Northern Avenue, Suite 102, Phoenix, Arizona 85020
(c)	Chairman, President and Chief Executive Officer of IHT
(d)	No
(e)	No
(f)	United States of America

Item 3.	Source and Amount of Funds or Other Consideration

Mr. and Mrs. Wirth received 647,231 Shares on February 2, 1998 in exchange for all of the issued and outstanding capital stock of Buenaventura Properties, Inc., a privately held company wholly-owned by Mr. and Mrs. Wirth.  Mr. and Mrs. Wirth received 32,352 Shares on August 10, 1998 as a distribution in respect of certain partnership interests owned by them.  IHT repurchased 300,000 Shares from Mr. and Mrs. Wirth on July 27, 2000.  Mr. and Mrs. Wirth acquired their remaining Shares in open market purchases with personal funds between December 18, 1998 and January 31, 2002 at market prices at the time of each purchase.

Item 4.	Purpose of Transaction
Mr. Wirth acquired the Shares for investment purposes.

Item 5.	Interest in Securities of the Issuer
(a)

Mr. Wirth beneficially owns 533,513 Shares, representing approximately 24.8% of the outstanding Shares.  Mr. Wirth owns 433,513 of those Shares jointly with his wife, Gail J. Wirth.  Mr. Wirth disclaims beneficial ownership of 100,000 Shares held by Mrs. Wirth and this Schedule 13D should not be deemed an admission that Mr. Wirth is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or any other purpose.

(b)

Mr. Wirth has sole voting and dispositive power with respect to 100,000 Shares and shared voting and dispositive power with respect to 433,513 Shares.  Mr. Wirth shares voting and dispositive power with his wife, Gail J. Wirth.  Mrs. Wirth is an officer and/or director of several privately-held companies controlled by her and Mr. Wirth.  Mrs. Wirth’s business address is 1615 E. Northern Avenue, Suite 102, Phoenix, Arizona 85020.  Mrs. Wirth has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mrs. Wirth is a citizen of the United States of America.

(c)	Mr. and Mrs. Wirth did not acquire or dispose of any Shares between December 1, 2001 and January 31, 2002.
(d)	Not Applicable.
(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2002

/s/ James F. Wirth
James F. Wirth